FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon")

1946 West Broadway

Vancouver, British Columbia, Canada

V6J 1Z2

Item 2: Date of Material Change

August 27, 2020.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on August 27, 2020 through Newsfile Corp.

Item 4: Summary of Material Change

On August 27, 2020, Burcon announced that its joint venture company, Merit Functional Foods Corporation ("Merit") received a $30 million investment (the "Investment") from a new equity partner, Bunge Limited.  As a result of the Investment and certain related transactions, Tirem Holdings Inc. ("Bunge"), an indirect wholly-owned subsidiary of Bunge Limited, now owns a 25% equity interest in Merit, Burcon now owns a 33.33% equity interest in Merit and the other existing shareholders of Merit (the "Other Shareholders") now own, collectively, the remaining 41.67% equity interests of Merit.

In connection with the Investment: (i) Burcon, Bunge and the Other Shareholders entered into an amended and restated unanimous shareholders agreement dated August 27, 2020; and (ii) Burcon and its wholly-owned subsidiary, Burcon NutraScience (MB) Corp. ("Burcon-MB") entered into an amended and restated license and production agreement with Merit (the "Amended and Restated License Agreement") dated August 27, 2020.

Following the completion of the Investment, Export Development Canada ("EDC") and Farm Credit Canada ("FCC") released the $4 million guarantee provided by Burcon to EDC and FCC in connection with the $85 million financing package that EDC, FCC and the Canadian Imperial Bank of Commerce provided to Merit, which was announced by Burcon on May 4, 2020.  In addition, EDC also returned the $6.5 million letter of credit provided by Burcon to EDC, which was put in place to facilitate the financing.

Item 5.1:  Full Description of Material Change

Investment

On August 27, 2020 Merit received a $30 million investment from Bunge.  The Investment was completed by way of a subscription by Bunge for shares from treasury and the advancement of shareholder loans by Bunge. Concurrently with the Investment, Bunge purchased additional shares and debt from the Other Shareholders.  As a result of the foregoing, Bunge now owns a 25% equity interest in Merit, Burcon now owns a 33.33% equity interest in Merit and the Other Shareholders now own, collectively, the remaining 41.67% equity interest in Merit.

Amended and Restated Shareholders Agreement

On August 27, 2020, Burcon's wholly-owned subsidiary, Burcon NutraScience Holdings Corp. ("Burcon Holdings"), entered into an amended and restated unanimous shareholders agreement (the "Amended and Restated Shareholders Agreement") with Bunge, the Other Shareholders, Tirem Holdings Limited Partnership and Burcon. Among other things, the Amended and Restated Shareholders Agreements sets out the respective rights and obligations of the shareholders of Merit in respect of Merit, the shares owned by the shareholders and the management and conduct of the business of Merit, including matters requiring board of directors' approval or shareholder approval and the rights of the parties with respect to restrictions on transfers and transfers to third parties.

The Amended and Restated Shareholders Agreement amends and restates the original shareholders agreement (the "Original Shareholders Agreement") dated May 23, 2019 by and between Burcon Holdings and the other Merit shareholders.  The terms of the Original Shareholders Agreement were described in Burcon's material change report dated June 3, 2019, a copy of which has been filed on www.sedar.com.

Under the Amended and Restated Shareholders Agreement, Bunge has the right to acquire the balance of the Merit shares owned by the Other Shareholders through a call option (the "Call Option").  The Amended and Restated Shareholders Agreement sets out the terms and conditions of the Call Option, including the circumstances under which the Call Option will vest and become exercisable. The principal intended trigger for the vesting of the Call Option is based on the completion, commissioning and demonstrated growth of Merit's canola and pea protein production facility in Winnipeg, Manitoba.  If and when Bunge exercises the Call Option to acquire the Merit shares owned by the Other Shareholders, Burcon Holdings then has the right, but not the obligation, to sell all, but not less than all, of its interest in Merit to Bunge at the equivalent valuation.

If Bunge exercises its Call Option to buy out the Other Shareholders, and thereby acquires majority ownership of Merit, certain terms of the Amended and Restated Shareholders Agreement will come into effect, which changes are designed to align the interests of Bunge and Burcon.  Such terms include, among other matters, that on the closing of the Call Option, Bunge will provide financing to Merit on terms that are materially similar to those of Merit's existing third party financing arrangements.  Merit will use the proceeds from the financing to repay existing third party financing arrangements.  Future financings will be provided to Merit by Bunge from time to time, provided that the terms are no less favorable to Merit than what could be obtained in a comparable arm's length transaction.

Bunge has agreed that it will not produce and sell pea and canola proteins exceeding certain specified purity thresholds for a certain time period set out in the Amended and Restated Shareholders Agreement.

Amended and Restated License Agreement

Concurrently with the signing of the Amended and Restated Shareholders Agreement, Burcon and Burcon-MB entered into the Amended and Restated License Agreement.  The Amended and Restated License Agreement amends and restates the original license and production agreement (the "Original License Agreement") dated May 23, 2019 between the parties, pursuant to which Burcon granted an exclusive, royalty-bearing, worldwide license to Merit to use and exploit Burcon's pea, pulse and canola protein technologies to make, have made, use and market and sell Burcon's pea, pulse and canola proteins.  The terms of the Original License Agreement were described in Burcon's material change report dated June 3, 2019, a copy of has been filed on www.sedar.com.

Under the Amended License Agreement the parties have agreed among other things, that if Bunge exercises its Call Option to buyout the Other Shareholders under the Amended and Restated Shareholders Agreement, Merit will have an option to convert (the "Conversion") the license granted under the Amended License Agreement into an exclusive, royalty-bearing, worldwide license to Merit over Burcon's pea, pulse and canola protein technologies for an amount representing the discounted future royalties that would otherwise be payable to Burcon over the life of the license agreement.  Upon the Conversion, Merit will assume all the responsibilities and costs relating to filing, prosecution and maintenance of Burcon patent rights.

The Amended and Restated License Agreement modifies certain conditions under which Burcon may convert the exclusive license granted to Merit to a non-exclusive license.  In one instance, if Merit produces a certain amount of products that are not products licensed by Burcon, Burcon has the right to convert the exclusive license to a non-exclusive license.  In such circumstance, Merit may elect to retain exclusivity by paying royalties based on the net revenues derived from the sale of such other products.

EDC/FCC Release of Guarantee and Letter of Credit

In connection with the Investment and following the deposit by Merit of $10 million of the proceeds of the Investment into a designated account, EDC and FCC have released the $4 million guarantee provided by Burcon to EDC and FCC in connection with the $85 million financing package EDC, FCC and the Canadian Imperial Bank of Commerce provided to Merit.  Burcon signed the released guarantees in favour of each of EDC and FCC on April 24, 2020, pursuant to which Burcon agreed to guarantee all the indebtedness, liabilities and obligations of Merit under the loan agreements between EDC, FCC and Merit.  The Other Shareholders also provided similar guarantees up to an aggregate maximum liability of $6 million, which were also released.

EDC also released and returned to Burcon a letter of credit from HSBC Bank Canada in the amount of $6.5 million that Burcon Holdings had provided to EDC, as beneficiary, to secure Merit's obligations under its loan facilities with EDC.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Johann F. Tergesen, President and Chief Executive Officer

Telephone: (604) 733-0896 Ext. 15

Email: jtergesen@burcon.ca

Item 9: Date of Report

September 4, 2020